Mr. Michael Awerbuch
                                                                  216 7th Avenue
                                                                       Apt # 4-A
                                                              New York, NY 10011

                                                                  3 January 1997






Management Technologies, Inc.
630 Third Avenue - 15th Floor
New York, New York 10017


Attn:     Mr. Paul Ekon


Dear Mr. Ekon:

     This is to confirm my resignation as a Director of Management Technologies, Inc. (the "Company"). Due to other constrains on my time, I am no longer able to dedicate the amount of time required to fulfill my duties as Director of the Company. I do not have any disagreement with the policies or management of the Company.

Sincerely,



/s/ Michael Awerbuch
____________________
Michael Awerbach